                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       or

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                          Commission file number 1-3551

             EQUITABLE RESOURCES, INC. EMPLOYEE STOCK PURCHASE PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

                            EQUITABLE RESOURCES, INC.
                      ------------------------------------

                          One Oxford Centre, Suite 3300
                         Pittsburgh, Pennsylvania 15219
                      ------------------------------------

             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN

                                TABLE OF CONTENTS

                                                                  PAGE REFERENCE
REPORT OF INDEPENDENT AUDITORS                                          1

FINANCIAL STATEMENTS

   Statements of Net Assets Available
     for Benefits as of December 31, 2001 and 2000                      2

   Statements of Changes in Net Assets Available
     for Benefits for the years ended December 31,
     2001, 2000 and 1999                                                3

   Notes to Financial Statements                                      4 - 6

SIGNATURE                                                               7

EXHIBIT

   23. Consent of Independent Auditors                                  8

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                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Equitable Resources, Inc. Employee Stock Purchase Plan

     We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Stock Purchase Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

                                                /s/ ERNST & YOUNG LLP
                                        ----------------------------------------
                                                   Ernst & Young LLP

Pittsburgh, Pennsylvania
March 12, 2002

                                        1
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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                            DECEMBER 31,
                                                                  --------------------------------
                                                                       2001              2000
                                                                  --------------------------------
Investment in Equitable Resources, Inc. Common Stock, at
  fair value (97,895 and 131,214 shares at $34.06 and $33.38
  per share in 2001 and 2000, respectively)                       $   3,334,548     $    4,379,281
Contribution receivable--employee                                        56,703             53,702
Contribution receivable--employer                                         5,158              2,540
                                                                  --------------------------------

Net assets available for benefits                                 $   3,396,409     $    4,435,523
                                                                  ================================

                             See accompanying notes.

                                        2
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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                           YEARS ENDED DECEMBER 31,
                                               ---------------------------------------------
                                                    2001            2000            1999
                                               ---------------------------------------------
Additions to net assets attributed to:
  Contributions:
   Employer                                    $     81,328    $     71,620    $     62,700
   Employee                                         720,741         694,040         548,625
  Dividend income                                    70,138          76,976          69,648
  Realized gain on sale of investments              185,812         245,665          44,018
  Unrealized (depreciation)
   appreciation on investments                     (343,732)      1,925,432         192,306
                                               ---------------------------------------------
Total additions                                     714,287       3,013,733         917,297

Deductions to net assets attributed to:
  Employee withdrawals                            1,753,401         755,007         322,437
                                               ---------------------------------------------
Total deductions                                  1,753,401         755,007         322,437
                                               ---------------------------------------------

Net (decrease) increase in net assets
  available for benefits                         (1,039,114)      2,258,726         594,860

Net assets available for benefits:
  At beginning of year                            4,435,523       2,176,797       1,581,937
                                               ---------------------------------------------
  At end of year                               $  3,396,409    $  4,435,523    $  2,176,797
                                               =============================================

                             See accompanying notes.

                                        3
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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

1.   DESCRIPTION OF THE PLAN

     The following description of the Equitable Resources, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is an employee stock purchase plan implemented on October 1, 1995 by Equitable Resources, Inc. and subsidiaries (the Company or Companies). Employees of the Company may purchase shares of the Company's common stock at a 10 percent discount through payroll deductions. All nonrepresented employees of the Companies are eligible to participate in the Plan immediately upon employment. Represented employee eligibility is subject to collective bargaining.

     On April 19, 2001, the Board of Directors declared a two-for-one stock split payable on June 11, 2001 to shareholders of record on May 11, 2001. All amounts have been restated for the effect of the stock split.

     CONTRIBUTIONS AND PURCHASE OF STOCK

     Eligible employees can contribute from 1 to 10 percent of their annual base pay to the Plan on an after-tax basis. No interest will accrue or be payable with respect to any of the payroll deductions of a participant in the Plan. Contributions are initially deposited with Putnam Investments (Trustee) and are used to purchase shares of the Company's common stock in accordance with the provisions set forth in the plan agreement.

     The price of stock purchased for a participant is 90 percent of the closing price of the stock on the second business day after the close of each monthly period.

     The Company contributes the remaining 10 percent of the stock price and pays fees for the administration of the Plan and any commission charges associated with the purchase of the stock.

     DIVIDENDS ON STOCK

     Dividends on stock are automatically used to purchase additional shares for all participants. Participants may, however, make a written request to receive a cash distribution of dividend payments.

                                        4
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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     SALE OF STOCK

     Participants are required to hold any shares purchased through the Plan for a minimum of one year. Participants may elect withdrawals, subject to the holding period restriction, of shares of stock or cash from the proceeds of sale of shares. Participants are responsible for all costs associated with the sale of stock from their individual accounts. The costs of shares sold are calculated using the "first-in, first-out" cost method.

     TERMINATION OF EMPLOYMENT

     Upon termination of the participant's employment for any reason, payroll deductions credited to the participant's account(s) which have not yet been used to purchase stock will be returned to the participant. The participant has the option of either selling the total number of shares in his/her account or receiving a certificate for his/her holdings. Terminated participants are not permitted to purchase shares through the Plan or continue to hold shares in the Plan.

     PLAN EXPENSES

     Expenses associated with the administration of the Plan are paid by the Company. Participants are responsible for all charges and expenses incurred through the sale of their shares.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                        5
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                            EQUITABLE RESOURCES, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2001

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     INVESTMENTS

     The Equitable Resources, Inc. Common Stock is valued at market price as quoted on the New York Stock Exchange.

     Investments at December 31, 2001, 2000 and 1999 are comprised of Equitable Resources, Inc. Common Stock:

                                                              UNREALIZED
                    SHARES     FAIR VALUE   ORIGINAL COST    APPRECIATION
               ---------------------------------------------------------------
     2001           97,895     $3,334,548     $1,582,150       $1,752,398

     2000          131,214      4,379,281      2,283,151        2,096,130

     1999          127,596      2,129,250      1,958,552          170,698

                           PROCEEDS FROM    ORIGINAL COST     REALIZED
                              SALES           (FIFO)           GAIN
                           -------------------------------------------
     2001                   $330,983         $145,171        $185,812

     2000                    535,617          289,952         245,665

     1999                    217,449          173,431          44,018

3.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate or to amend the Plan at any time. Upon dissolution or liquidation of the Company, or upon a reorganization, merger or consolidation of which the Company is not the surviving corporation, participants will be entitled to receive on the last day of the offering period the cash and/or securities determined to be owed as of the date of such transaction.

4.   INCOME TAX STATUS OF PLAN

     It is the intention of the Company to have the Plan qualify under Section 423 of the Internal Revenue Code (the Code). The provisions of the Plan have been construed to extend and limit participation in a manner consistent with the requirements of that section of the Code. Participating employees are subject to state and federal income tax on income derived from the Plan.

                                        6
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    EQUITABLE RESOURCES, INC.
                                                  EMPLOYEE STOCK PURCHASE PLAN
                                                        (Name of Plan)

                                          By         /s/ DAVID L. PORGES
                                             -----------------------------------
                                                        David L. Porges
                                                 Executive Vice President and
                                                    Chief Financial Officer

March 22, 2002

                                        7